                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. ___)*

                           EXTENDED STAY AMERICA, INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $ .01 PER SHARE
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   30224P 10 1
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

           JONATHAN D. GRAY                           MICHAEL S. CHAE
BLACKSTONE REAL ESTATE PARTNERS IV L.P.      BLACKSTONE CAPITAL PARTNERS IV L.P.
            345 PARK AVENUE                            345 PARK AVENUE
        NEW YORK, NEW YORK 10154                   NEW YORK, NEW YORK 10154
            (212) 583-5803                             (212) 583-5541

                                MICHAEL B. NASH
                             ML IBK POSITIONS, INC.
                            4 WORLD FINANCIAL CENTER
                                  NORTH TOWER
                            NEW YORK, NEW YORK 10080
                                 (212) 449-1000

                                 WITH A COPY TO:

            BRIAN M. STADLER                       MICHAEL M. MCGOVERN
     SIMPSON THACHER & BARTLETT LLP               ML IBK POSITIONS, INC.
          425 LEXINGTON AVENUE                   4 WORLD FINANCIAL CENTER
        NEW YORK, NEW YORK 10017                       NORTH TOWER
             (212) 455-3765                      NEW YORK, NEW YORK 10080
                                                      (212) 449-0336
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MARCH 5, 2004
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

                  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BHAC CAPITAL IV, L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BHAC IV, L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BRE/ESJV L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BREA IV L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES IV L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE PARTNERS IV L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE PARTNERS IV.TE.1 L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE PARTNERS IV.TE.2 L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE PARTNERS IV.TE.3-A L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE REAL ESTATE HOLDINGS IV L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE ESA CAPITAL PARTNERS IV L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE CAPITAL PARTNERS IV-A L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          PETER G. PETERSON
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          STEPHEN A. SCHWARZMAN
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          NOT APPLICABLE
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,179,910 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                                          0
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,179,910 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MERRILL LYNCH & CO., INC.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [X]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,215,393 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                        35,483 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,215,393 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   CO, HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [X]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,215,393 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                        35,483 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,215,393 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                               BD, IA, CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          ML IBK POSITIONS, INC.
--------------------------------------------------------------------------------
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [ ]

                                                                        (b) [X]
--------------------------------------------------------------------------------
   3      SEC USE ONLY
--------------------------------------------------------------------------------
   4.     SOURCES OF FUNDS*

          OO (SEE ITEM 3)
--------------------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
--------------------------------------------------------------------------------
    NUMBER OF          7.     SOLE VOTING POWER

     SHARES                                                         0
                      ----------------------------------------------------------
  BENEFICIALLY         8.     SHARED VOTING POWER

    OWNED BY                                   9,215,393 (SEE ITEM 5)
                      ----------------------------------------------------------
      EACH             9.     SOLE DISPOSITIVE POWER

    REPORTING                                                       0
                      ----------------------------------------------------------
     PERSON           10.     SHARED DISPOSITIVE POWER

      WITH                                        35,483 (SEE ITEM 5)
--------------------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                                               9,215,393 (SEE ITEM 5)
--------------------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                            [ ]
--------------------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


                                                    9.4% (SEE ITEM 5)
--------------------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*


                                                                   CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

                  This Statement on Schedule 13D (this "Schedule 13D") relates to shares of common stock, par value $.01 per share (the "Common Stock"), of Extended Stay America, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 100 Dunbar Street, Spartanburg, South Carolina 29306.

ITEM 2.  IDENTITY AND BACKGROUND

                  This Schedule 13D is being filed jointly by the Blackstone Reporting Persons (as defined below) and the Merrill Lynch Reporting Persons (as defined below). The Blackstone Reporting Persons and the Merrill Lynch Reporting Persons are referred to collectively as the "Reporting Persons."

                  Information in this Schedule 13D with respect to the Blackstone Reporting Persons is given solely by the Blackstone Reporting Persons and the Merrill Lynch Reporting Persons have no responsibility for the accuracy or completeness of information supplied by the Blackstone Reporting Persons. Similarly, information in this Schedule 13D with respect to the Merrill Lynch Reporting Persons is given solely by the Merrill Lynch Reporting Persons and the Blackstone Reporting Persons have no responsibility for the accuracy or completeness of information supplied by the Merrill Lynch Reporting Persons.

         Blackstone Reporting Persons

                  The "Blackstone Reporting Persons" consist of: BHAC Capital IV, L.L.C., a Delaware limited liability company ("Parent"); BHAC IV, L.L.C., a Delaware limited liability company (the "Coinvest Company"); BRE/ESJV L.L.C., a Delaware limited liability company ("BRE/ESJV"); BREA IV L.L.C., a Delaware limited liability company ("BREA IV"); Blackstone Real Estate Management Associates IV L.P., a Delaware limited partnership ("BREMA IV"); Blackstone Real Estate Associates IV L.P., a Delaware limited partnership ("BRE Associates IV"); Blackstone Real Estate Partners IV L.P., a Delaware limited partnership ("BREP IV"); Blackstone Real Estate Partners IV.TE.1 L.P., a Delaware limited partnership; Blackstone Real Estate Partners IV.TE.2 L.P., a Delaware limited partnership; Blackstone Real Estate Partners IV.TE.3-A L.P., a Delaware limited partnership; Blackstone Real Estate Partners IV.F L.P., a Delaware limited partnership; Blackstone Real Estate Holdings IV L.P., a Delaware limited partnership ("BREH IV"); Blackstone Management Associates IV L.L.C., a Delaware limited liability company ("BMA IV"); Blackstone ESA Capital Partners IV L.P., a Delaware limited partnership ("ESA IV"); Blackstone Capital Partners IV-A L.P., a Delaware limited partnership ("BCP IV-A", collectively with ESA IV, the "BCP IV Funds"); Blackstone Family Investment Partnership IV-A L.P., a Delaware limited partnership ("BFIP IV-A"); Mr. Peter G. Peterson and Mr. Stephen A. Schwarzman. Blackstone Real Estate Partners IV L.P., Blackstone Real Estate Partners IV.TE.1 L.P., Blackstone Real Estate Partners IV.TE.2 L.P., Blackstone Real Estate Partners IV.TE.3-A L.P. and Blackstone Real Estate Partners IV.F L.P. are referred to collectively as the "BREP IV Funds."

                  The Coinvest Company is the sole member of Parent. BRE/ESJV is the managing member of the Coinvest Company. All of the membership interests of BRE/ESJV are owned by the BREP IV Funds, the BCP IV Funds, BREH IV and BFIP IV-A.

                  BREA IV is the general partner of BREMA IV, which in turn is the general partner of BRE Associates IV. BRE Associate IV is the general partner of the BREP IV Funds and BREH IV. BMA IV is the general partner of the BCP IV Funds and BFIP IV-A. Messrs. Peter G. Peterson and Stephen A. Schwarzman are the founding members (the "Founding Members") of and control BREA IV and BMA IV.

                  Parent, the Coinvest Company and BRE/ESJV were formed to effect the transactions described in Item 4 below and have not engaged in any activities other than those incident to their formation and such transactions. The principal business address of each of Parent, the Coinvest Company and BRE/ESJV is 345 Park Avenue, New York, New York 10154.

                  The principal business of the BREP IV Funds consists of making various real estate related investments. The principal business of BREA IV consists of acting as general partner of BREMA IV. The principal business of BREMA IV consists of acting as general partner of BRE Associates IV. The principal business of BRE Associates IV consists of performing functions of, and serving as, the general partner of the BREP IV Funds and other investment partnerships affiliated with the BREP IV Funds. The principal business address of each of the BREP IV Funds, BREA IV, BREMA IV and BRE Associates IV is 345 Park Avenue, New York, New York 10154.

                  The principal business of the BCP IV Funds consists of committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments and capitalizing affiliates that will engage in investments. The principal business of BMA IV consists of performing functions of, and serving as, the general partner of the BCP IV Funds and other investment partnerships affiliated with the BCP IV Funds. The principal business address of each of the BCP IV Funds and of BMA IV is 345 Park Avenue, New York, New York 10154.

                  The principal business of BREH IV is to be an investment vehicle for certain partners, directors and key employees of The Blackstone Group and its affiliates. BRE Associates IV is the sole general partner of BREH
IV. The principal business address of BREH IV is 345 Park Avenue, New York, New York 10154.

                  The principal business of BFIP IV-A is to be an investment vehicle for certain partners, directors and key employees of The Blackstone Group and its affiliates. BMA IV is the sole general partner of BFIP IV-A. The principal business address of BFIP IV-A is 345 Park Avenue, New York, New York 10154.

                  Each of the Founding Members is a United States citizen. The principal occupation of the Founding Members is serving as an executive of one or more of the BCP IV Funds, the BREP IV Funds and their affiliates. The business address of the Founding Members is 345 Park Avenue, New York, New York 10154.

                  During the last five years, none of the Blackstone Reporting Persons and, to the best knowledge of the Blackstone Reporting Persons, none of the other persons named in this Item 2 under "Blackstone Reporting Persons" have been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         Merrill Lynch Reporting Persons

                  The "Merrill Lynch Reporting Persons" consist of: Merrill Lynch & Co., Inc., a Delaware corporation ("MLC"); Merrill Lynch, Pierce, Fenner & Smith Incorporated, a Delaware corporation ("MLPFS"); and ML IBK Positions, Inc., a Delaware corporation ("MLIBK").

                  MLC is the parent holding company of MLPFS and MLIBK. The principal business of MLC is, as a holding company, through its subsidiaries and affiliates, providing broker-dealer, financing, advisory, wealth management, asset management, insurance, lending and related products and services on a global basis.

                  MLPFS, a registered broker-dealer and investment adviser, is a direct wholly-owned subsidiary of MLC. The principal business of MLPFS is, together with its subsidiaries, to provide investment, financing, and related services to individuals and institutions on a global basis.

                  MLIBK is an indirect wholly-owned subsidiary of MLC. The principal business of MLIBK is to hold proprietary investments for MLC.

                  The address of the principal business office of MLC, MLPFS and MLIBK is 4 World Financial Center, New York, New York, 10080. The directors and executive officers of the Merrill Lynch Reporting Persons can be reached at the same address. A list of the directors and executive officers of MLC, MLPFS and MLIBK along with their principal occupations is set forth on Appendix A hereto. Each of the Merrill Lynch Reporting Persons is a corporation formed under the laws of the state of Delaware. To the best knowledge of the Merrill Lynch Reporting Persons, all of the executive officers and directors of each of the Merrill Lynch Reporting Persons are citizens of the United States, except as indicated on Appendix A hereto.

                  During the last five years, none of the Merrill Lynch Reporting Persons and, to the best knowledge of the Merrill Lynch Reporting Persons, none of the directors and executive officers of the Merrill Lynch Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  During the last five years, none of the Merrill Lynch Reporting Persons and, to the best knowledge of the Merrill Lynch Reporting Persons, none of the directors and executive officers of the Merrill Lynch Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, except as described below:

                  On March 17, 2003, MLC announced that it had entered into a final settlement agreement with the Securities and Exchange Commission (the "SEC") regarding an investigation into two 1999 transactions with Enron Corporation ("Enron"). This agreement, in which MLC neither admitted nor denied any wrongdoing, finalized a settlement-in-principle in which MLC agreed to pay a total of $80 million in disgorgement, penalties and interest and other relief.

                  In September 2003, the United States Department of Justice agreed not to prosecute MLC for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including MLC's continued cooperation with the Department of Justice, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

                  On April 28, 2003, the SEC, New York Stock Exchange, National Association of Securities Dealers, and state securities regulators announced that previously disclosed settlements-in-principle had been reduced to final settlements with regard to ten securities firms, including MLPFS, in connection with the independence of research. These settlements were approved by the United States District Court for the Southern District of New York on October 31, 2003. The settlements called for MLPFS, among other things, to contribute $100 million for the funding of independent research and investor education over the next five years but did not require MLPFS to pay any fines or make any additional civil payments. Earlier in 2002, MLPFS had agreed to pay $100 million to settle allegations by the Attorney General of the State of New York challenging the independence of its research. MLPFS entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements do not establish wrongdoing or liability for purposes of any other proceedings.

                  In addition, MLPFS has entered into settlement orders with several states over the past five years concerning various allegations of sales practice and related supervisory violations. Settlement orders have been entered into with the Commonwealth of Massachusetts (May 2000), the State of Maryland (December 1999), State of Wisconsin (August 1999), State of Vermont (March
2001), State of Delaware (July 2002), and the Commonwealth of Virginia (January
2004).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  As an inducement to Parent to enter into the Merger Agreement (as defined and described in Item 4 below), H. Wayne Huizenga and Huizenga Investments Limited Partnership entered into a Voting Agreement with Parent, dated as of March 5, 2004 (the "Voting Agreement"). Parent did not pay additional consideration in connection with the execution and delivery of the Voting Agreement.

                  MLPFS used funds that were provided through the accounts of certain investment advisory customers (which funds, in the case of some of such accounts, may be borrowings from customer margin accounts) to purchase the Client Shares (as defined in Item 5) in open market transactions at market prices.

ITEM 4.  PURPOSE OF TRANSACTION

                  On March 5, 2004, Parent, BHAC Acquisition IV, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub"), and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the merger (the "Merger") of Merger Sub with and into the Company, which will result in the Company becoming a wholly-owned subsidiary of Parent. Subject to the terms and conditions of the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding immediately prior to the effective time will be converted into the right to receive $19.625 in cash (other than shares held in the treasury of the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or the Company and other than shares held by a stockholder who properly demands statutory appraisal rights).

                  In connection with the Merger Agreement, H. Wayne Huizenga and Huizenga Investments Limited Partnership ("HILP") entered into a Voting Agreement with Parent with respect to all 9,179,910 shares of Common Stock owned by Mr. Huizenga (which shares are held of record by HILP) and any Common Stock acquired by Mr. Huizenga after the date of the Voting Agreement. Subject to the terms and conditions of the Voting Agreement, Mr. Huizenga has agreed to, and has agreed to cause HILP to, vote (or cause to be voted) all shares of Common Stock beneficially owned by Mr. Huizenga (the "Covered Shares") (a) in favor of the Merger and any other matters necessary for consummation of the transactions contemplated by the Merger Agreement and (b) against any proposal for any recapitalization, reorganization, liquidation, merger, sale of assets or other business combination between the Company and any other person (other than the Merger) and any other action that could reasonably be expected to impede, interfere with, delay, postpone or adversely affect the Merger or any transactions contemplated by the Merger Agreement or the Voting Agreement or result in a breach in any material respect of any covenant, representation or warranty or other obligation or agreement of the Company under the Merger Agreement. Mr. Huizenga and HILP irrevocably granted to and appointed Parent and certain officers of Parent proxy and attorney-in-fact to vote the Covered Shares as described above. Mr. Huizenga and HILP each also agreed to refrain from transferring its shares of Common Stock other than to specified related persons who agreed to be bound by the Voting Agreement or up to 500,000 shares to a charitable foundation. The Voting Agreement terminates upon the earliest to occur of the effective time, the termination of the Merger Agreement in accordance with its terms and written notice of termination of the Voting Agreement by Parent.

                  In connection with the Merger Agreement, BREP IV entered into a Guarantee, dated as of March 5, 2004 (the "Guarantee"), in favor of the Company pursuant to which BREP IV agreed to guarantee the payment obligations and liabilities of Parent and Merger Sub under the Merger Agreement up to a maximum amount of $50 million.

                  If the Merger is completed as planned, the board of directors of the Company will consist of the directors of Merger Sub immediately prior to the effective time, and the officers of the Company will consist of the officers of Merger Sub immediately prior to the effective time, in each case until their respective successors are duly elected or appointed or until the earlier of their death, resignation or removal.

                  At the effective time, the certificate of incorporation of the Company as in effect immediately prior to the effective time will be the certificate of incorporation of the surviving corporation, and the by-laws of Merger Sub as in effect immediately prior to the effective time will be the by-laws of the surviving corporation.

                  If consummated, the Merger will result in the Common Stock no longer being listed on the New York Stock Exchange and no longer being registered under the Exchange Act.

                  The preceding summary of certain provisions of the Merger Agreement, the Voting Agreement and the Guarantee is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements, copies of which are filed as Exhibits 2, 3 and 4 hereto, and which are incorporated herein by reference.

                  MLPFS acquired and holds the Client Shares in the ordinary course of business and not with the purpose or effect of changing the control of the Company. MLPFS and its affiliates intend to review the performance of the Company on a regular basis and as a result of such review may at any time or from time to time acquire additional securities of the Company or dispose of securities of the Company on behalf of customers of MLPFS and its affiliates in open market transactions or otherwise.

                  Other than as described above, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  As of the date hereof, Parent owns no shares of Common Stock. Parent may, however, be deemed to have shared voting power with respect to 9,179,910 shares of Common Stock, which are subject to the Voting Agreement described above in Item 4 and which represent 9.4% of the outstanding Common Stock. The Coinvest Company is the sole member of Parent and, therefore, the Coinvest Company, by the action of its sole member, BRE/ESJV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by Parent. As a result, BRE/ESJV and the Coinvest Company may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by Parent.

                  As the owners of all the membership interests of BRE/ESJV, the BREP IV Funds, the BCP IV Funds, BREH IV and BFIP IV-A have the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BRE/ESJV. As a result, the BREP IV Funds, the BCP IV Funds, BFIP IV-A and BREH IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BRE/ESJV.

                  BRE Associates IV, as the general partner of the BREP IV Funds and BREH IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by the BREP IV Funds and BREH IV. As a result, BRE Associates IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by the BREP IV Funds and BREH IV.

                  BREMA IV, as the general partner of BRE Associates IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BRE Associates IV. As a result, BREMA IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BRE Associates IV.

                  BREA IV, as the general partner of BREMA IV, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BREMA IV. As a result, BREA IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BREMA IV.

                  BMA IV, as the general partner of the BCP IV Funds and BFIP IV-A, has the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by the BCP IV Funds and BFIP IV-A. As a result, BMA IV may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by the BCP IV Funds and BFIP IV-A.

                  The Founding Members have the power to direct the voting of any shares of Common Stock that may be deemed to be beneficially owned by BREA IV and BMA IV. As a result, the Founding Members may be deemed to beneficially own any shares of Common Stock that may be deemed to be beneficially owned by BREA IV and BMA IV.

                  Each of the Blackstone Reporting Persons disclaims beneficial ownership of any Common Stock. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Blackstone Reporting Person is the beneficial owner of any Common Stock for purposes of
Section 13(d) of the Exchange Act or for any other purpose.

                  As of March 9, 2004, neither MLC nor MLIBK owned any shares of Common Stock, and MLPFS held an aggregate of additional 35,483 shares of Common Stock in accounts of customers of MLPFS and its affiliates ("Client Shares"). The Client Shares represent less than 0.1% of the outstanding shares of Common Stock.

                  Customers of MLPFS and its affilates have the power to vote, direct the voting of, dispose of and direct the disposition of Client Shares held in the accounts of such customers. MLPFS has the power to vote, direct the voting of, dispose of and direct the disposition of Client Shares held in accounts over which customers have granted MLPFS discretionary power and authority. As a result, MLPFS may be deemed to beneficially own, for the purposes of Section 13(d) of the Exchange Act, Client Shares to the extent that MLPFS has the power to vote, direct the voting of, dispose of or direct the disposition of such shares. Each of the Merrill Lynch Reporting Persons disclaims beneficial ownership of Client Shares.

                  Each of the Merrill Lynch Reporting Persons disclaims beneficial ownership of the Common Stock subject to the Voting Agreement. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Merrill Lynch Reporting Person is the beneficial owner of any Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose.

                  As result of the agreement, dated March 5, 2004, among MLIBK, BREP IV and BCP IV described in Item 6 below, the Blackstone Reporting Persons and the Merrill Lynch Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act. Neither the filing of this
Schedule 13D nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Schedule 13(D) of the Exchange Act or for any other purpose, and the Blackstone Reporting Persons disclaim membership in any such "group" with the Merrill Lynch Reporting Persons. Similarly, the Merrill Lynch Reporting Persons disclaim membership in any such "group" with the Blackstone Reporting Persons.

                  Except as disclosed in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of any Reporting Person, any of the other persons named in Item 2, presently has power to vote or to direct the vote or to dispose or direct the disposition of any of the shares of Common Stock.

                  Except as set forth in this Schedule 13D, none of the Reporting Persons, nor to the best knowledge of each of the Reporting Persons, any of the other persons named in Item 2 has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Common Stock, other than (1) brokerage transactions by MLPFS and its affiliates and (2) market making transactions by MLPFS and its affiliates occurring on or prior to March 5, 2004.

                  HILP retains the right to receive dividends from and the proceeds from the sale of any shares of Common Stock that are the subject to the Voting Agreement and reported in this Item 5. Customers of MLPFS and its affiliates retain the right to receive dividends from and the proceeds of the sale of the Client Shares.

                  Percentages set forth in this Schedule 13D were calculated based on 98,076,797 shares of Common Stock as represented by the Company in the Merger Agreement to be outstanding as of March 3, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  In connection with the Merger Agreement, MLIBK has agreed to contribute $72.5 million to the Coinvest Company in exchange for common membership interests in the Coinvest Company, subject to the consummation of the Merger and the terms of a letter agreement, dated March 5, 2004, among MLIBK, BREP IV and BCP IV. The preceding summary of such agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 5 hereto, and which is incorporated herein by reference.

                  Except as set forth in this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or pledge or contingency the occurrence of which would give another person voting power or investment power over securities of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         1. Joint Filing Agreement, dated March 15, 2004, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

         2. Agreement and Plan of Merger, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., BHAC Acquisition IV, Inc. and Extended Stay America, Inc. (incorporated by reference to the Form 8-K of Extended Stay America, Inc. filed with the Securities and Exchange Commission on March 8, 2004).

         3. Voting Agreement, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., H. Wayne Huizenga and Huizenga Investments Limited Partnership.

         4. Guarantee, dated as of March 5, 2004, by Blackstone Real Estate Partners IV L.P. in favor of Extended Stay America, Inc.

         5. Agreement, dated March 5, 2004, among Blackstone Real Estate Partners IV L.P., Blackstone Capital Partners IV L.P. and ML IBK Positions, Inc.

         6. Power of Attorney, dated November 17, 1995, of Merrill Lynch & Co., Inc.

         7. Power of Attorney, dated February 25, 1995, of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

         Date: March 15, 2004


                                    BHAC CAPITAL IV, L.L.C.,

                                    By:     /s/ Jonathan D. Gray
                                            -----------------------------------
                                            Name: Jonathan D. Gray
                                            Title: Senior Managing Director and
                                                   Vice President



                                    BHAC IV, L.L.C.

                                    By:     BRE/ESJV L.L.C., its Managing Member

                                            By:  /s/ Jonathan D. Gray
                                                 ------------------------------
                                                 Name: Jonathan D. Gray
                                                 Title: Senior Managing Director
                                                        and Vice President



                                    BRE/ESJV L.L.C.

                                    By:     /s/ Jonathan D. Gray
                                            -----------------------------------
                                            Name: Jonathan D. Gray
                                            Title: Senior Managing Director and
                                                   Vice President



                                    BREA IV L.L.C.

                                    By:     /s/ Jonathan D. Gray
                                            -----------------------------------
                                            Name: Jonathan D. Gray
                                            Title: Senior Managing Director and
                                                   Vice President

                                    BLACKSTONE REAL ESTATE MANAGEMENT ASSOCIATES
                                    IV L.P.

                                    By:     BREA IV L.L.C., its general partner

                                            By: /s/ Jonathan D. Gray
                                                -------------------------------
                                                Name: Jonathan D. Gray
                                                Title: Senior Managing Director
                                                       and Vice President



                                    BLACKSTONE REAL ESTATE ASSOCIATES IV L.P.

                                    By:     Blackstone Real Estate Management
                                            Associates IV L.P., its general
                                            partner

                                            By:  BREA IV L.L.C., its general
                                                 partner

                                                 By: /s/ Jonathan D. Gray
                                                     --------------------------
                                                     Name: Jonathan D. Gray
                                                     Title: Senior Managing
                                                            Director and Vice
                                                            President



                    BLACKSTONE REAL ESTATE PARTNERS IV L.P.

                    By: Blackstone Real Estate Associates IV L.P., its general partner

                            By: Blackstone Real Estate Management Associates IV
                                L.P., its general partner

                                     By: BREA IV L.L.C., its general partner

                                              By:  /s/ Jonathan D. Gray
                                                   ----------------------------
                                                   Name: Jonathan D. Gray
                                                   Title: Senior Managing
                                                          Director and Vice
                                                          President

            BLACKSTONE REAL ESTATE PARTNERS IV.TE.1 L.P.

            By:  Blackstone Real Estate Associates IV L.P., its general partner

                 By: Blackstone Real Estate Management Associates IV L.P., its general partner

                      By:  BREA IV L.L.C., its general partner

                           By:   /s/ Jonathan D. Gray
                                 ----------------------------------
                                 Name: Jonathan D. Gray
                                 Title: Senior Managing Director and
                                          Vice President



            BLACKSTONE REAL ESTATE PARTNERS  IV.TE.2 L.P.

            By:  Blackstone Real Estate Associates IV L.P., its general partner

                 By: Blackstone Real Estate Management Associates IV L.P., its general partner

                      By:  BREA IV L.L.C., its general partner

                           By:  /s/ Jonathan D. Gray
                                -----------------------------------
                                Name: Jonathan D. Gray
                                      Title: Senior Managing Director and
                                             Vice President



            BLACKSTONE REAL ESTATE PARTNERS IV.TE.3-A L.P.

            By:     Blackstone Real Estate Associates IV L.P., its general
                    partner

                    By: Blackstone Real Estate Management Associates IV L.P., its general partner

                         By:  BREA IV L.L.C., its general partner

                              By:  /s/ Jonathan D. Gray
                                   ----------------------------------
                                   Name: Jonathan D. Gray
                                   Title: Senior Managing Director and
                                            Vice President

             BLACKSTONE REAL ESTATE PARTNERS IV.F L.P.

             By:  Blackstone Real Estate Associates IV L.P., its general partner

                  By: Blackstone Real Estate Management Associates IV L.P., its general partner

                       By:  BREA IV L.L.C., its general partner

                            By:  /s/ Jonathan D. Gray
                                 ------------------------------------------
                                 Name: Jonathan D. Gray
                                 Title: Senior Managing Director and
                                        Vice President



             BLACKSTONE REAL ESTATE HOLDINGS IV L.P.

             By:     Blackstone Real Estate Associates IV L.P., its general
                     partner

                     By: Blackstone Real Estate Management Associates IV L.P., its general partner

                            By:      BREA IV L.L.C., its general partner

                                     By:    /s/ Jonathan D. Gray
                                            -----------------------------------
                                            Name: Jonathan D. Gray
                                            Title: Senior Managing Director and
                                                     Vice President



                                    BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

                                    By:     /s/ Robert L. Friedman
                                            -----------------------------------
                                            Name: Robert L. Friedman
                                            Title: Member



                                    BLACKSTONE ESA CAPITAL PARTNERS IV L.P.

                                    By:     Blackstone Management Associates IV
                                            L.L.C., its General Partner

                                            By:    /s/ Robert L. Friedman
                                                   ----------------------------
                                                   Name: Robert L. Friedman
                                                   Title: Member

                                    BLACKSTONE CAPITAL PARTNERS IV-A L.P.

                                    By:     Blackstone Management Associates IV
                                            L.L.C., its General Partner

                                            By:  /s/ Robert L. Friedman
                                                 ------------------------------
                                                 Name: Robert L. Friedman
                                                 Title: Member



                                    BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                    IV-A L.P.

                                    By:  Blackstone Management Associates IV
                                         L.L.C., its General Partner

                                         By:   /s/ Robert L. Friedman
                                               --------------------------------
                                               Name: Robert L. Friedman
                                               Title: Member


                                    /s/ Peter G. Peterson
                                    ----------------------------
                                    PETER G. PETERSON



                                    /s/ Stephen A. Schwarzman
                                    ----------------------------
                                    STEPHEN A. SCHWARZMAN

                                    MERRILL LYNCH & CO., INC.


                                    By:     /s/ Lawrence M. Egan, Jr.
                                            -----------------------------------
                                            Name: Lawrence M. Egan, Jr.
                                            Title: Attorney-in-Fact*
                                                   Assistant Secretary


                                    MERRILL LYNCH, PIERCE, FENNER & SMITH
                                    INCORPORATED


                                    By:   /s/ Lawrence M. Egan, Jr.
                                          -------------------------------------
                                            Name: Lawrence M. Egan, Jr.
                                            Title: Attorney-in-Fact**
                                                   Assistant Secretary


                                    ML IBK POSITIONS, INC.


                                    By:  /s/ Michael M. McGovern
                                         --------------------------------------
                                         Name: Michael M. McGovern
                                         Title: Assistant Secretary



* Executed pursuant to a Power of Attorney, dated November 17, 1995, a copy of which is attached hereto as Exhibit 6.

** Executed pursuant to a Power of Attorney, dated February 25, 1995, a copy of which is attached hereto as Exhibit 7.

                                   APPENDIX A

         The names and principal occupations of each of the executive officers and directors of each of the Merrill Lynch Reporting Persons are set forth below. Unless otherwise noted, all of these persons are United States citizens, and have their business address at 4 World Financial Center, New York, New York 10080.

MERRILL LYNCH & CO., INC.

Directors                Principal Occupation
---------                --------------------
E. Stanley O'Neal        Chairman of the Board and Chief Executive Officer

W. H. Clark              Corporate Director; Chairman of the Board, Retired,
                         of Nalco Chemical Company

Jill K. Conway           Visiting Scholar, Massachusetts Institute of Technology

Alberto Cribiore         Managing Principal of Brera Capital Partners LLC

George B. Harvey         Corporate Director; Chairman of the Board, Retired,
                         of Pitney Bowes Inc.

Heinz-Joachim Neuburger Executive Vice President and Chief Financial Officer
                         of Siemens AG; Member of the Executive Committee of the Managing Board of Siemens AG

David K. Newbigging      Chairman of the Board of Friends Provident plc

Aulana L. Peters         Corporate Director; Partner, Retired,
                         of Gibson, Dunn & Crutcher LLP

John J. Phelan, Jr.      Corporate Director

Joseph W. Prueher        Corporate Director; U.S. Ambassador,
                         Retired, to the People's Republic of China

Executive Officers
------------------
E. Stanley O'Neal        Chairman of the Board  and Chief Executive Officer

Rosemary T. Berkery      Executive Vice President and General Counsel

Robert C. Doll           Senior Vice President and Chief Investment Officer
                         and President of Merrill Lynch Investment Managers

Ahmass L. Fakahany       Executive Vice President and Chief Financial Officer

Gregory J. Fleming       Executive Vice President and President
                         of Global Markets and Investment Banking

James P. Gorman          Executive Vice President and
                         President of Global Private Client

Do Woo Kim               Executive Vice President and President
                         of Global Markets and Investment Banking

Robert J. McCann         Executive Vice President and Vice Chairman,
                         Wealth Management Group

Mr. Neuburger is citizen of Germany; Mr. Newbigging is a citizen of the United Kingdom; Mr. Gorman is a citizen of Australia; and Mr. Kim is a citizen of the Republic of Korea.

                                   APPENDIX A
                                   (continued)


MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED:

Directors                Principal Occupation
----------               --------------------
Candace E. Browning      Director and Senior Vice President

Gregory J. Fleming       Director and Executive Vice President

James P. Gorman          Director, Chairman of the Board
                         and Chief Executive Officer

Do Woo Kim               Director and Executive Vice President

Carlos M. Morales        Director and Senior Vice President

Executive Officers
------------------
Rosemary T. Berkery      Executive Vice President

Ahmass L. Fakahany       Executive Vice President

John J. Fosina           First Vice President and Chief Financial Officer

Ms. Browning and Messrs. Fleming, Gorman and Kim are also Executive Officers in the capacities listed above. Mr. Gorman is a citizen of Australia; and Mr. Kim is a citizen of the Republic of Korea.


ML IBK POSITIONS, INC.:

Directors                                               Principal Occupation
---------                                               --------------------
George A. Bitar                                         Vice President

Robert J. Fitzpatrick                                   Vice President

Michael E. Kelley                                       Vice President

Jeffrey W. Kronthal                                     Vice President

Martin J. McInerny                                      Vice President and
                                                        Assistant Treasurer

Mandakini Puri                                          Vice President

Nathan C. Thorne                                        Vice President

Executive Officer
-----------------
Gary Carlin                                             President


Mr. Bitar is a citizen of Lebanon.

                                INDEX OF EXHIBITS

NUMBER               DESCRIPTION

1 Joint Filing Agreement, dated March 15, 2004, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

2 Agreement and Plan of Merger, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., BHAC Acquisition IV, Inc. and Extended Stay America, Inc. (incorporated by reference to the Form 8-K of Extended Stay America, Inc. filed with the Securities Exchange Commission on March 8, 2004).

3 Voting Agreement, dated as of March 5, 2004, among BHAC Capital IV, L.L.C., H. Wayne Huizenga and Huizenga Investments Limited Partnership.

4 Guarantee, dated as of March 5, 2004, by Blackstone Real Estate Partners IV L.P. in favor of Extended Stay America, Inc.

5 Letter Agreement, dated March 5, 2004, among Blackstone Real Estate Partners IV L.P., Blackstone Capital Partners IV L.P. and ML IBK Positions, Inc.

6                    Power of Attorney, dated November 17, 1995, of Merrill
                     Lynch & Co., Inc.

7 Power of Attorney, dated February 25, 1995, of Merrill Lynch, Pierce, Fenner & Smith Incorporated.